UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

SELECTIS HEALTH, INC.

(Name of Subject Company (Issuer))

____________________

BLACK PEARL EQUITIES, LLC

and

BLACK PEARL EQUITIES II, LLC,

its wholly owned subsidiary

and

TORTUGA ACQUISITION SUB, INC.,

its wholly owned subsidiary

(Names of Filing Persons (Offerors))

ABRAHAM SCHWARTZ

and

SCHNEUR ZALMAN SCHAPIRO

(Names of Filing Persons (Other Persons))

___________________

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

____________________

816291108

(CUSIP Number of Class of Securities)

____________________

Abraham Schwartz

Chief Executive Officer

901 Myrtle Avenue

Brooklyn, NY 11206

(212) 235-1367

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________

With a copy to:

Ryan Nebel
Michael R. Neidell
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2300

____________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Black Pearl Equities, LLC, a New York limited liability company (“Parent”), Black Pearl Equities II, LLC, a New York limited liability company and a wholly owned subsidiary of Parent (“Purchaser”), and Tortuga Acquisition Sub, Inc., a Utah corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”).

This Schedule TO relates to the offer by Parent, Purchaser and Merger Sub to purchase all of the issued and outstanding shares of common stock, par value, $0.05 per share (the “Shares”), of Selectis Health, Inc., a Utah corporation (the “Company”), at a purchase price of $5.75 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of June 22, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreement, dated as of June 22, 2026 (as it may be amended from time to time, the “Tender Agreement”), by and among Purchaser and certain stockholders of the Company, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO. The debt commitment letter, dated June 17, 2026, a copy of which is attached as Exhibit (b) hereto, is incorporated herein by reference with respect to Items 4 and 7 of this Schedule TO.

Item 10. Financial Statements.

Not applicable.

2

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 13, 2026.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 13, 2026.*

(a)(5)(A)	Press release issued by Black Pearl Equities, LLC on July 13, 2026.*

(b)	Debt commitment letter, dated June 17, 2026.*

(d)(1)	Agreement and Plan of Merger, dated as of June 22, 2026, by and among Black Pearl Equities II, LLC, Tortuga Acquisition Sub, Inc. and Selectis Health, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Selectis Health, Inc. with the Securities and Exchange Commission on June 24, 2026).

(d)(2)	Tender and Support Agreement, dated as of June 22, 2026, by and among Black Pearl Equities II, LLC and certain stockholders of Selectis Health, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Selectis Health, Inc. with the Securities and Exchange Commission on June 24, 2026).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

* Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

3

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 13, 2026

BLACK PEARL EQUITIES, LLC

By:	/s/ Abraham Schwartz
	Name:	Abraham Schwartz
	Title:	Chief Executive Officer

BLACK PEARL EQUITIES II, LLC

By:	/s/ Abraham Schwartz
	Name:	Abraham Schwartz
	Title:	Chief Executive Officer

TORTUGA ACQUISITION SUB, INC.

By:	/s/ Abraham Schwartz
	Name:	Abraham Schwartz
	Title:	Chief Executive Officer

ABRAHAM SCHWARTZ

/s/ Abraham Schwartz

SCHNEUR ZALMAN SCHAPIRO

/s/ Schneur Zalman Schapiro

4

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 13, 2026.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 13, 2026.*

(a)(5)(A)	Press release issued by Black Pearl Equities, LLC on July 13, 2026.*

(b)	Debt commitment letter, dated June 17, 2026.*

(d)(1)	Agreement and Plan of Merger, dated as of June 22, 2026, by and among Black Pearl Equities II, LLC, Tortuga Acquisition Sub, Inc. and Selectis Health, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Selectis Health, Inc. with the Securities and Exchange Commission on June 24, 2026).

(d)(2)	Tender and Support Agreement, dated as of June 22, 2026, by and among Black Pearl Equities II, LLC and certain stockholders of Selectis Health, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Selectis Health, Inc. with the Securities and Exchange Commission on June 24, 2026).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

* Filed herewith